Exhibit 21

AEP Industries Inc.

List of Subsidiaries of AEP Industries Inc.

At January 16, 2007

Subsidiary		Country of Incorporation
1.	AEP Canada Inc.	Canada
2.	AEP Industries (Australia) Pty. Limited	Australia
3.	AEP Films & Laminates Pty. Limited	Australia
4.	AEP Industries (Netherlands) BV	Netherlands
5.	AEP Industries (NZ) Limited	New Zealand
6.	AEP Industries Packaging (Espana) SA	Spain
7.	AEP Rigid Packaging Beuningen BV	Netherlands
8.	AEP Rigid Packaging Venlo BV	Netherlands
9.	AEP Industries (UK) Ltd.	UK
10.	Duplas Pty. Ltd	Australia
11.	AEP Italia SrL	Italy
12.	Fiap SpA	Italy
13.	Termofin srl	Italy
14.	Fiap Hellas SA	Greece
15.	AEP Industries Polska.Sp. zoo.	Poland
16.	AEP Industries Finance Inc.	United States